

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 26, 2008

Mr. Richard Shao
Chief Financial Officer
Sterling Group Ventures, Inc.
900-789 West Pender Street
Vancouver, BC V6C 1H2
Canada

      Re: **Sterling Group Ventures, Inc.**
              Form 10-KSB for Fiscal Year Ended May 31, 2007
              Filed August 29, 2007
              Response Letter Dated February 19, 2008
              File No. 0-51775

Dear Mr. Shao:

      We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended May 31, 2007

Controls and Procedures, page 21

1.   We note your response to our prior comment number one. In future filings, please modify your disclosure to address whether any changes occurred to the company's internal control over financial reporting that have "significantly" affected or are reasonably likely to "significantly" affect the Company's internal control over financial reporting.

Engineering Comments

General

2.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," been based on audits conducted under Chinese methods of calculation, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

3.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

- Pleas include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Description of property, page 6

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Results of Operations, page 16

5.   It appears you should also expand your disclosure concerning the exploration
         plans for your properties to address the following points.

    •   Disclose a brief geological justification for each of the exploration
        projects written in non-technical language.

    •   Give a breakdown of the exploration timetable and budget, including
        estimated amounts that will be required for each exploration activity, such
        as geophysics, geochemistry, surface sampling, drilling, etc. for each
        prospect.

    •   If there is a phased program planned, briefly outline all phases.

    •   If there are no current detailed plans to conduct exploration on the
        property, disclose this prominently.

    •   Disclose how the exploration program will be funded.

    •   Identify who will be conducting any proposed exploration work, and
        discuss what their qualifications are.

6.   Detailed sampling provides the basis for the quality estimate or grade of your
         mineral discovery. Please provide a brief description of the sample collection,
         sample preparation, and the analytical procedures used to develop your analytical
         results. In addition, please disclose any Quality Assurance/Quality Control
         (QA/QC) protocols you have developed for your exploration program. These
         procedures would serve to inform potential investors regarding your sample
         collection and preparation, assay controls, sample custody, assay precision and
         accuracy procedures and protocols.

Closing Comments

         As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions concerning engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief